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                            UNITED STATES OF AMERICA
                                   before the
                       SECURITIES AND EXCHANGE COMMISSION

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In the Matter of:

                                      CERTIFICATE
     CENTERPOINT ENERGY, INC.         OF
     1111 Louisiana                   NOTIFICATION
     Houston, Texas  77002

       (70-9895)

                   PUBLIC UTILITY HOLDING COMPANY ACT OF 1935

                               ------------------

         THIS IS TO CERTIFY that, in accordance with the terms and conditions of the application-declaration, as amended, of Reliant Energy, Incorporated and CenterPoint Energy, Inc. in the above-captioned file (the "Application") and the order of the Securities and Exchange Commission with respect thereto (HCAR No. 27548 (July 5, 2002)), CenterPoint Energy, Inc. (the "Company") is reporting the following information for itself and its subsidiaries for the quarterly period ended December 31, 2002. Unless defined herein, capitalized terms have the meaning given them in the Application.

1. The sales of any common stock or preferred securities by the Company or a Financing Subsidiary and the purchase price per share and the market price per share at the date of the agreement of sale.

         None.


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2.       The total number of shares of the Company's common stock issued or issuable pursuant to options granted during the quarter under employee benefit plans and dividend reinvestment plans, including any employee benefit plans or dividend reinvestment plans hereafter adopted.

         366,715 shares were issued under the Investor's Choice Plan.

         10,000 shares were issued to Milton Carroll, Chairman of the Board of Directors, on November 27, 2002, pursuant to an agreement related to Mr. Carroll's assumption of the duties of Chairman of the Board.

         2,773,100 stock options were granted to Company employees at a strike price of $6.4378 under the Company's Long Term Incentive Plan. Although awards of these options had been made in March 2002, the actual grant and pricing of the options had been deferred until the separation of Reliant Resources from the Company.

         A total of 304,583 shares of common stock which previously had been granted to participants under the Company's Common Stock Participation Plan as time-based restricted shares became vested during the quarter, and an additional 451,050 shares of time based restricted stock were granted under that plan, to become vested based on performance achieved during the 2002-2004 performance cycle.

         410 shares were issued in exchange for convertible NorAm 6% Subordinated Debentures tendered during the quarter.


3. If the Company's common stock has been transferred to a seller of securities of a company being acquired, the number of shares so issued, the value per share and whether the shares are restricted in the hands of the acquirer.

         None.


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4.       If a guarantee is issued during the quarter, the name of the guarantor, the name of the beneficiary of the guarantee and the amount, terms and purpose of the guarantee.

         See Exhibit A. Also, on October 18, 2002, CenterPoint delivered a guarantee in favor of the Tennessee Board for Licensing Contractors to support the contracting activities of CenterPoint Energy Pipeline Services, Inc. in Tennessee. The term of this guarantee runs with the two-year license granted by the Tennessee Board and provides for a maximum potential exposure of $15,000,000.

5. The amount and terms of any long-term debt issued by the Company during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         No long term debt was issued by the Company during the quarter. For the aggregate amount of short-term debt outstanding as of the end of the quarter for the Company, as well as the weighted average interest rate for such short-term debt as of such date, see Exhibit B hereto.

6. The amount and terms of any long-term debt issued by any Utility Subsidiary during the quarter, and the aggregate amount of short-term debt outstanding as of the end of the quarter, as well as the weighted average interest rate for such short-term debt as of such date.

         On November 12, 2002, CenterPoint Energy Houston Electric LLC (the "T&D Utility") entered into a new $1.310 billion senior secured credit facility (the "T&D Term Loan"). The proceeds were used to repay all amounts outstanding under the T&D Utility's existing $850 million bank credit facility dated October 10, 2002, to repay $400 million of debt, which included $300 million of senior debentures of CenterPoint Energy FinanceCo II LLP due to mature on November 15, 2002, and $100 million of debt of CenterPoint, and to pay fees and related expenses. The T&D Term Loan has a three-year term, and carries an interest rate of LIBOR plus 9.75 percent, subject to a minimum LIBOR rate of 3 percent. The T&D Utility Term Loan is secured by General Mortgage Bonds, which replaced the $850 million in General Mortgage Bonds that the banks had held.

         For the aggregate amount of short-term debt outstanding as of the end of the quarter for the Utility Subsidiaries, as well as the weighted average interest rate for such short-term debt as of such date, see Exhibit B hereto.


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7.       The amount and terms of any financings consummated by any Non-Utility
         Subsidiary that are not exempt under Rule 52 under the Public Utility Holding Act, as amended.

         None.

8. The notional amount and principal terms of any Hedge Instruments or Anticipatory Hedges entered into during the quarter and the identity of the other parties thereto.

         None.

9. The name, parent company and amount of equity in any intermediate subsidiary during the quarter and the amount and terms of any securities issued by such subsidiaries during the quarter.

         None.

10. The information required by a Certificate of Notification on Form U-6B-2.

         Not applicable.

11. Consolidated balance sheets for the Company and/or a Utility Subsidiary as of the end of the quarter and separate balance sheets as of the end of the quarter for each company that has engaged in jurisdictional financing transactions during the quarter.

         See Exhibit C hereto. See also the Annual Report on Form 10-K filed by the Company on March 10, 2003 (File No. 1-31447), the Annual Report on Form 10-K filed by CenterPoint Energy Resources Corp. on March 12, 2003 (File No. 1-13265), and the Annual Report on Form 10-K filed by CenterPoint Energy Houston Electric, LLC on March 11, 2003 (File No. 1-3187), all of which are incorporated herein by reference.

12. A table showing, as of the end of the quarter, the dollar and percentage components of the capital structure of the Company on a consolidated basis and of each Utility Subsidiary.


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         See Exhibit D hereto.

13. A retained earnings analysis of the Company on a consolidated basis and of each Utility Subsidiary detailing gross earnings, dividends paid out of each capital account and the resulting capital account balances at the end of the quarter.

         See Exhibit E hereto.

14. A table showing, as of the end of the quarter, the Money Pool participants and amount of outstanding borrowings for each.

         See Exhibit F hereto.

15. As to each financing subsidiary, (a) the name of the subsidiary; (b) the value of the Company's investment account in such subsidiary; (c) the balance sheet account where the investment and the cost of the investment are booked; (d) the amount invested in the subsidiary by the Company; (e) the type of corporate entity; (f) the percentage owned by the Company; (g) the identification of other owners if not 100% owned by the Company; (h) the purpose of the investment in the subsidiary; and (i) the amounts and types of securities to be issued by the subsidiary.

         See Exhibit G hereto. The Company may organize and acquire, directly or indirectly, the common stock or other equity interests of one or more financing subsidiaries for the purpose of effecting various financing transactions from time to time through the Authorization Period involving the issuance and sale of up to an aggregate of $1 billion (cash proceeds to the Company or the respective subsidiary company) in any combination of common stock, preferred securities, debt securities, stock purchase contracts and stock purchase units, as well as its common stock issuable pursuant to such stock purchase contracts and stock purchase units, all as set forth in further detail in the Application. Such financing subsidiaries have been organized because, in management's opinion, the creation and utilization of such financing subsidiary will likely result in tax savings, increased access to capital markets and/or lower cost of capital for the Company or its subsidiaries.

16. For any service transactions among the Company (or any other system service provider, including Reliant Energy Trading and Transportation Group, Inc.) and the Utility Subsidiaries during the period, provide the following information (i) a narrative description of the services rendered; (ii) disclosure of the dollar amount of services rendered in
         (i) above according to category or department; (iii) identification of companies rendering services described in (i) above and recipient companies, including disclosure of the allocation of services costs; and (iv) disclosure of the number of the CenterPoint system employees engaged


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         in rendering services to other CenterPoint system companies on an annual basis, stated as an absolute and as a percentage of total employees.

         See Exhibit H hereto.

         All transactions described herein have been carried out in accordance with the terms and conditions of and for the purposes represented in the Application.

                          CENTERPOINT ENERGY, INC.

                                 By: /s/ Rufus S. Scott
                                     ---------------------------------------
                                     Rufus S. Scott
                                     Vice President, Deputy General Counsel
                                     and Assistant Corporate Secretary

Dated:  April 9, 2003


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
Exhibits
Exhibit           Description

Exhibit A         CenterPoint Energy Resources Corp. and CenterPoint Energy,
                  Inc. Outstanding Corporate Guaranties for Fourth Quarter 2002

Exhibit B         Short-Term External Debt of CenterPoint Energy, Inc. and
                  Utility Subsidiaries as of December 31, 2002

Exhibit C         Consolidated Balance Sheets for CenterPoint Energy, Inc. and
                  Subsidiaries (as of December 31, 2002)

Exhibit D         Capital Structure Chart of CenterPoint Energy, Inc. and
                  Utility Subsidiaries as of December 31, 2002

Exhibit E         Retained Earnings Analysis of CenterPoint Energy, Inc.,
                  CenterPoint Energy Resources Corp., CenterPoint Energy Houston
                  Electric, LLC and Texas Genco LP

Exhibit F         Money Pool Participants and Outstanding Borrowings as of
                  December 31, 2002

Exhibit G         CenterPoint Energy, Inc. Investments in Financing Subsidiaries
                  as of December 31, 2002

Exhibit H         Information on Service Transactions between CenterPoint
                  Energy, Inc. and Utility Subsidiaries (Corporate Costs,
                  Shared Services and Information Technology Services)


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